Mail Stop 3561

August 31, 2006

Ms. Katherine J. Harless
President
Verizon Directories Disposition Corporation
2200 West Airfield Drive
DFW Airport, TX 75261

**Re: Verizon Directories Disposition Corporation
        Amendment No. 1 to Form 10 filed on 8/17/06
        File No. 1-32939**

Dear Ms. Harless,

    We have reviewed your responses to the comments in our letter dated August 4, 2006 and have the following additional comments. Please note that all page references below correspond to the marked version of your filing provided by counsel.

Structure, page 32

  1. We reissue prior comment 4, in part. Please revise this section, the related disclosure in your Q&A section and in disclosure in any other applicable parts of the document to clarify what you mean by your "transfer" of debt to Verizon. If you intend to issue senior term loans and senior unsecured notes to Verizon, revise to clearly state this.

Dividend Policy, page 39

  2. We note that the agreements governing the debt you will incur in connection with the transaction will contain restrictions on paying dividends. Please expand this section to provide more specific information with respect to these restrictions once your financing agreements have been finalized. Additionally, if the interest payments on your new debt may affect your ability to pay dividends, revise to discuss this as well.

Notes to Unaudited Pro Forma Information, page 47

3. Please revise explanations (1) and (3) as discussed in your response to our previous comment 11 to reflect the period over which debt issuance costs will be amortized and how such period was determined once the agreements are finalized.

4. Refer to our previous comment 12. Supplementally explain to us how you have considered the acceleration of vesting of these options in your pro forma financial statements, as such acceleration appears to be directly attributable to the transaction and factually supportable.   Please also include in your response how such acceleration will affect the total unamortized compensation expense given current market values of your common stock, which appears to be a modification of terms under paragraph 51 of SFAS 123 (R). We may have further comment on your response.

5. Refer to our previous comment 12. We have reviewed your revised disclosures on page 43 as well as the descriptive narrative on page 35 of your filing. We assume that the RSUs and the PSUs will vest at the date of the spin-off. Their fair values will be measured based upon the fair value of Verizon's stock at that date (as valued on the "regular way" market.) All compensation expense related to these awards, will be recognized at that date. Upon vesting, these awards will be paid in cash. If true, please expand the disclosures on page 43 to further clarify your accounting. Alternatively, please explain how our understanding is not correct. Please also disclose in your note, to the extent practicable, how you anticipate this charge will compare with the unrecognized compensation expense of $37 million.

6. We also understand that the stock option awards will vest at the date of the spin-off. As a result of this modification, cost will be remeasured and any change in the value of the award (incremental cost) will be recorded and recognized. If our understanding is not correct, please tell us how your accounting will differ.

7. It appears that you do not intend to reduce shareowners' investment on a pro forma basis for the impact of these charges. If true, please explain the basis for your proposed presentation.

Pro Forma Table of Contractual Obligations, page 59

8. Please revise the disclosure in your table of contractual obligations as discussed in your response to our previous comment 18 once you finalize the terms of your financing arrangements.

Note 11 – Additional Information, page F-17

9. We note your response to our previous comment 40. Please clarify your response to indicate the products and/or services the receivable "Verizon Domestic Telecom Billed" represents.

Note 2 – Stock-Based Compensation, page F-23

10. We note that the number of the outstanding restricted stock units at the beginning of the year differs from the number previously disclosed in your consolidated financial statements for the first quarter of 2006. This is true of outstanding performance share units and options outstanding at the beginning of the year, as well. Tell us the basis for these variances. It appears that related measures of compensation expense would be impacted as well, as a result of the increases in the numbers of outstanding units. Please explain supplementally.

*   *   *

Closing

As appropriate, please amend the registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- The action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- The company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Amy Geddes at (202) 551-3304 or Margery Reich at (202) 551-3347, if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Morris at (202) 551-3314 or me at (202) 551-3454 with any other questions.

Sincerely,

Sara D. Kalin
Branch Chief—Legal